UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934

Commission File Numbers: 333-57715 and 333-107168-01 through 333-107168-06

SUNCOM WIRELESS, INC.

SUNCOM WIRELESS MANAGEMENT COMPANY, INC.

TRITON PCS FINANCE COMPANY, INC.

TRITON PCS HOLDINGS COMPANY, L.L.C.

TRITON PCS EQUIPMENT COMPANY L.L.C.

SUNCOM WIRELESS OPERATING COMPANY, L.L.C.

TRITON PCS INVESTMENT COMPANY, L.L.C.

(Exact name of the registrants as specified in their charters)

1100 Cassatt Road

Berwyn, Pennsylvania 19312

(610) 651-5900

(Address, including zip code, and telephone number, including area code, of the registrants’ principal executive offices)

9 3/8% Senior Subordinated Notes due 2011

8¾% Senior Subordinated Notes due 2011

8½% Senior Notes due 2013

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 48 (in the aggregate for all three series of notes).

EXPLANATORY NOTE

This Form 15 is being filed with respect to the 8 1/2% senior notes due 2013 (the “Senior Notes”) issued by SunCom Wireless, Inc. (“SunCom”) and the remaining outstanding 9 3/8% senior subordinated notes due 2011 and 8 3/4% senior subordinated notes due 2001 (collectively with the Senior Notes, the “Notes”) also issued by SunCom. The Notes are guaranteed on a joint and several, full and unconditional basis by all of SunCom’s subsidiaries (the “Guarantors”) other than Triton PCS License Company L.L.C. and SunCom Wireless Property Company L.L.C. SunCom and the Guarantors are filing this notice of suspension of their respective duties to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, although SunCom will continue to voluntarily file periodic and current reports with the Securities and Exchange Commission in accordance with, and for so long as required by, the indenture governing the Senior Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant’s have caused this notice to be signed on its behalf by the undersigned duly authorized persons.

Date: January 3, 2008	SunCom Wireless, Inc.

	By:	/s/ Eric Haskell
Eric Haskell
Executive Vice President
and Chief Financial Officer

Date: January 3, 2008	SunCom Wireless Management Company, Inc.

	By:	/s/ Eric Haskell
Eric Haskell
Chief Financial Officer

Date: January 3, 2008	Triton PCS Finance Company, Inc.

	By:	/s/ Brian Wogram
Brian Wogram
Chief Financial Officer

Date: January 3, 2008	Triton PCS Holdings Company, L.L.C.

	By:	SunCom Wireless Management Company, Inc.,
its manager

	By:	/s/ Eric Haskell
Eric Haskell
Chief Financial Officer

Date: January 3, 2008	Triton PCS Equipment Company, LLC.

	By:	SunCom Wireless Management Company, Inc.,
its manager

	By:	/s/ Eric Haskell
Eric Haskell
Chief Financial Officer

Date: January 3, 2008	SunCom Wireless Operating Company, L.L.C.

	By:	SunCom Wireless Management Company, Inc.,
its manager

	By:	/s/ Eric Haskell
Eric Haskell
Chief Financial Officer

Date: January 3, 2008	Triton PCS Investment Company, L.L.C.

	By:	SunCom Wireless Management Company, Inc.,
its manager

	By:	/s/ Eric Haskell
Eric Haskell
Chief Financial Officer